SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 37)*

Garmin Ltd.
(Name of Issuer)

Registered Shares
(Title of Class of Securities)

H2906T 109
(CUSIP Number)

August 20, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H2906T 109	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Burrell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
24,769,050

	6	SHARED VOTING POWER
1,263,070

	7	SOLE DISPOSITIVE POWER
24,769,050

	8	SHARED DISPOSITIVE POWER
1,263,070

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,032,120

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. H2906T 109	Page 3 of 7 pages

Item 1(a).	Name of Issuer:

Garmin Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland

Item 2(a).	Name of Person Filing:

Jonathan Burrell

Item 2(b).	Address of Principal Business Office or, if none, Residence:

P.O. Box 507, Stillwell, KS 66085

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Registered Shares

Item 2(e).	CUSIP Number:

H2906T 109

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. H2906T 109	Page 4 of 7 pages

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned:

26,032,120

1,263,070 of the 26,032,120 Registered Shares reported are held by The Judith M. Burrell Revocable Trust, over which Registered Shares the reporting person shares voting and dispositive power with his mother, Judith M. Burrell, for whom the reporting person is attorney-in fact.
8,720,050 of the 26,032,120 Registered Shares reported are held in several Charitable Lead Annuity Trusts, over which Registered Shares the reporting person has the sole voting and dispositive power.
3,000,000 of the 26,032,120 Registered Shares reported are held in a Delaware limited liability company, over which Registered Shares the reporting person has the sole voting and dispositive power.
13,019,000 of the 26,032,120 Registered Shares reported are held in several Grantor Retained Annuity Trusts established by the reporting person's mother, over which Registered Shares the reporting person has the sole voting and dispositive power.
30,000 of the 26,032,120 Registered Shares reported are held in the reporting person's revocable trust, over which Registered Shares the reporting person has the sole voting and dispositive power.
(b)	Percent of class:

13.8%

CUSIP No. H2906T 109	Page 5of 7 pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
24,769,050
(ii)	Shared power to vote or to direct the vote:
1,263,070
(iii)	Sole power to dispose or to direct the disposition of:
24,769,050
(iv)	Shared power to dispose or to direct the disposition of:
1,263,070
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [  ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

1,263,070 of the 26,032,120 Registered Shares reported are held by The Judith M. Burrell Revocable Trust, over which Registered Shares the reporting person shares voting and dispositive power with his mother, Judith M. Burrell, for whom the reporting person is attorney-in fact.  This trust exists for the benefit of the reporting person's mother.

8,720,050 of the 26,032,120 Registered Shares reported are held in several charitable lead annuity trusts, over which Registered Shares the reporting person has the sole voting and dispositive power.  These trusts exist to provide annuity payments to charity during the applicable 15-, 20- and 25-year annuity periods of the respective trusts, and thereafter will be for the benefit of the descendants of the reporting person's parents.

3,000,000 of the 26,032,120 Registered Shares reported are held in a Delaware limited liability company, of which the reporting person is the manager with sole voting and dispositive power over the Registered Shares.  The sole members of the Delaware limited liability company are several charitable remainder unitrusts for which the reporting person serves as a co-trustee.  The charitable remainder unitrusts are for the benefit of one or both of the reporting person's parents during their life or lives.  Upon the death of the parent or surviving parent, the remaining assets of the trust will be distributed to charity.

CUSIP No. H2906T 109	Page 6 of 7 pages

13,019,000 of the 26,032,120 Registered Shares reported are held in several grantor retained annuity trusts established by the reporting person's mother, over which Registered Shares the reporting person has the sole voting and dispositive power.  The grantor retained annuity trusts are for the benefit of the reporting person's mother during the two-year annuity period of the trusts, with any amounts remaining after distribution to the reporting person's mother being distributable to several remainder trusts for the benefit of certain descendants of the reporting person's parents.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

[Signature Page Follows]

CUSIP No. H2906T 109	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2018

/s/ Jonathan Burrell
Jonathan Burrell